Exhibit to Accompany
Item 77J b
Form N-SAR

Choice Funds, Inc. the Fund


According to the provisions of Statement of Position
93-2 SOP 93 - 2 Determination, Disclosure and
Financial Statement Presentation of Income, Capital
Gain and Return of Capital Distributions by
Investment
Companies, the Fund is required to report the accumulated net investment income loss and accumulated net capital gain loss accounts to approximate amounts available for future distributions on a tax basis or to offset future realized capital gains. Accordingly, at October 31, 2000, reclassifications were recorded to decrease paid in capital by $23,379 and $14,985 and increase accumulated net investment income by $109, 477 and $14,985 and increase accumulated net realized loss by $86,098 and $0 for the Focus and Balanced Funds, respectively.

This reclassification has no impact on the net asset value of the Fund and is designed to present the Fund's capital accounts on a tax basis.


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